

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

Via E-mail
Mr. David Fuhrman
Chief Executive Officer
Cimarron Software, Inc.
15 South 1200 East
Salt Lake City, UT 84102

>   **Re: Cimarron Software, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 12, 2012**
>   **File No. 333-181388**

Dear Mr. Fuhrman:

We have reviewed your amended filing and the related response letter dated July 11, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 8, 2012.

General

1.   We note your response to prior comment 3. Tell us whether you intend to file a Form 8-A prior to the anticipated effective date of this registration statement. To the extent you do not intend to file a Form 8-A prior to the effectiveness of this registration statement, you should include risk factor disclosure described in prior comment 3.

2.   Provide a risk factor responsive to prior comment 4 that addresses the possibilities that your limited number of shareholders after the offering would likely enable you to suspend reporting obligations under Section 15(d) as well as terminate any registration of a class of securities under Section 12(g) of the Exchange Act.

3.   As a related matter, given the possibility that you may decide to not file a Form 8-A upon the effectiveness of this registration statement, you should include appropriate risk factor disclosure notifying investors that should you not file a Form 8-A, your reporting obligations will be suspended under Section 15(d) if you have less than five hundred record shareholders at your next fiscal year end at the conclusion of the offering.

Risk Factors

General

4.   We refer to prior comment 12 and note that you have removed all text regarding governmental regulation of your business and the resulting risks. Consider including in your amended filing a description of any material government regulations related to your business and any related material risks**.**

"There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate…", page 10

5.   We refer to prior comments 14 and 15. We suggest that the reference to the limited internal control assessment be eliminated from the risk factor as it mitigates and detracts from the disclosure that you should emphasize in the risk factor. Revise the text to focus on the material risks to investors that result from the fact that you have not and will not be required to conduct a full evaluation of the effectiveness of your internal controls over financial reporting until your second annual report. A significant material risk that results from those circumstances would appear to be greater likelihood of undiscovered errors in you internal records or reported financial statements, compared to issuers that have conducted such evaluations.

Certain Relationships and Related Transactions, page 31

6.   We note your revisions to prior comment 23. For each related party transaction described, provide the disclosure required by Item 404(a) of Regulation S-K. For example, you should disclose the name of the related person or entity and the basis on which the person or entity is related to your company.

7.   We note that as of March 31, 2012, you report having related party notes totaling $570,472 and $560,472, respectively, consisting of balances due to original founders David Fuhrman and Robert Sargent. Include as exhibits to your amended filing documents setting forth the terms of these notes pursuant to Items 601(b)(4) and (b)(10) of Regulation S-K. To the extent you believe that you are not required to file these documents as exhibits, provide your legal analysis in your supplemental response.

Description of Securities

Preferred Stock, page 33

8.   Revise to provide a materially complete description of the rights and preferences of your Series A and Series B preferred stock. We refer to Article III of your articles of restatement of the articles of incorporation.

<u>Item 16. Exhibits</u>

<u>Exhibit 5.1</u>

9.   We reissue prior comment 25. The filing you submitted electronically did not include a revised opinion of counsel in response to that comment, nor was the applicable consent of counsel provided.

        Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735.

                                        Sincerely,

                                        /s/ Mark P. Shuman for

                                        Barbara C. Jacobs
                                        Assistant Director

cc: <u>Via E-mail</u>
        Lance Brunson, Esq.
        Vincent & Rees, L.C.